UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):  ☒ Form 10-K  ☐ Form 20-F  ☐ Form 11-K  ☐ Form 10-Q  ☐ Form 10-D  ☐ Form N-SAR  ☐  Form N-CSR

For Period Ended: December 31, 2021

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-K

☐ Transition Report on Form N-SAR

For the Transition Period Ended: _____________________________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Full name of Registrant:	7GC & Co. Holdings Inc.

Address of principal executive office: City State and ZIP Code:	388 Market Street, Suite 1300 San Francisco, CA 94111

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12(b)-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why the Form 10-K could not be filed within the prescribed time period.

7GC & Co. Holdings Inc. (the “Company”) was unable to file its Annual Report on Form 10-K for the year ended December 31, 2021 (the “2021 Form 10-K”) within the prescribed time period without hardship and expense to the Company as the Company required additional time to compile and process the information necessary for the completion of the Form 10-K.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Christopher Walsh	508-733-8235
Name	Telephone Number

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes  ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

  ☒ Yes  ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the year ended December 31, 2021, the Registrant had net income of approximately $11.6 million, which consisted of approximately $14.3 million in income from the change in fair value of derivative warrant liabilities, and approximately $23,000 in interest income earned on the Trust Account, partly offset by approximately $2.5 million in general and administrative expenses and approximately $200,000 in franchise tax expense.

For the period from September 18, 2020 (inception) through December 31, 2020, the Registrant had a net loss of approximately $6.1 million, which consisted of approximately $3.8 million in losses from the change in fair value of derivative warrant liabilities, approximately $1.3 million in losses on issuance of private placement warrants, approximately $0.8 million in financing costs associated with derivative warrant liabilities, approximately $45,000 in general and administrative expenses and approximately $57,000 in franchise tax expense, partially offset by $189 in interest income earned on the Trust Account.

The amounts reported above are still under review by the Registrant’s independent registered public accounting firm and may differ once reported in the Form 10-K to be filed by the Registrant.

7GC & Co. Holdings Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2022	/s/ Christopher Walsh
Christopher Walsh
Chief Financial Officer